Exhibit 8.1

The following is a list of the significant subsidiaries of CEMEX, S.A.B. de C.V. as of December 31, 2010, including the name of each subsidiary and its country of incorporation.

1.	CEMEX México, S.A. de C.V.	MEXICO
2.	CEMEX, S.A.B de C.V.	MEXICO
3.	CEMEX España, S.A.	SPAIN
4.	CEMEX Construction Materials Florida, LLC	UNITED STATES
5.	CEMEX Materials, LLC	UNITED STATES
6.	CEMEX Agregados, S.A. de C.V.	MEXICO
7.	CEMEX Central, S.A. de C.V.	MEXICO
8.	CEMEX Concretos, S.A. de C.V.	MEXICO
9.	Proveedora Mexicana de Materiales, S.A. de C.V.	MEXICO
10.	Servicios Cemento CEMEX, S.A. de C.V.	MEXICO
11.	Servicios Concreto CEMEX, S.A. de C.V.	MEXICO
12.	Servicios CEMEX Mexico, S.A. de C.V.	MEXICO
13.	CEMEX Finance LLC	UNITED STATES
14.	CEMEX Colombia, S.A.	COLOMBIA
15.	Assiut Cement Company	EGYPT
16.	CEMEX, Inc.	UNITED STATES
17.	CEMEX Construction Materials Pacific, LLC	UNITED STATES